October 9, 2018

Krish S. Krishnan
President and Chief Executive Officer
Krystal Biotech, Inc.
2100 Wharton Street, Suite 701
Pittsburgh, Pennsylvania 15203

       Re: Krystal Biotech, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2018
           File No. 333-227632

Dear Mr. Krishnan :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    John W. Campbell - Morrison & Foerster LLP